UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AMKOR TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
031652100
(CUSIP Number)
James J. Kim
1900 S. Price Road
Chandler, AZ 85286
Telephone: (480) 575-7253
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

Richard D. Rosen, Esq.
Cohen & Grigsby, P.C.
625 Liberty Avenue
Pittsburgh, PA 15222-3152
Telephone: (412) 297-4927
See Item 6
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		67,449,604 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		10,000,000 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		67,449,604 shares

WITH	10.	SHARED DISPOSITIVE POWER.

10,000,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

77,449,604 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

32.43% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Agnes C. Kim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		23 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		23 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

23 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.00%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. John T. Kim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		43,334 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		43,334 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

43,334 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.02% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. David D. Kim, as Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		2,698,513 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

2,698,513 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

17,155,857 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

9.30% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. John T. Kim, as Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		24,441,078 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

24,441,078 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

38,898,422 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

20.34% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Susan Y. Kim, as Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7.	SOLE VOTING POWER.

NUMBER OF		6,257,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		33,105,965 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		6,257,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

33,105,965 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

39,363,309 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

20.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. David D. Kim Trust of 12/31/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.89%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. John T. Kim Trust of 12/31/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of the common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.89%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Susan Y. Kim Trust of 12/31/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		6,257,344 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		6,257,344 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

6,257,344 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

3.42%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		2,733,334 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

2,733,334 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,334 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		2,733,333 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

2,733,333 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		2,733,333 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

2,733,333 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,345,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

1,345,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

. Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,345,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,345,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,345,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,345,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,345,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,345,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,345,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,345,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,335,113 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,335,113 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,335,113 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.72% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,363,400 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,363,400 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,363,400 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,363,400 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,363,400 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,363,400 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		2,726,800 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

2,726,800 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,726,800 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,363,400 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,363,400 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		8,069,445 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

8,069,445 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

8,069,445 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

4.41%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. The James and Agnes Kim Foundation, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Pennsylvania Non-Profit Corporation

	7.	SOLE VOTING POWER.

NUMBER OF		1,150,000 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,150,000 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,150,000 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.63%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

CO

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. 915 Investments, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

No change.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Pennsylvania Limited Partnership

	7.	SOLE VOTING POWER.

NUMBER OF		49,594,980 shares

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		49,594,980 shares

WITH	10.	SHARED DISPOSITIVE POWER.

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

49,594,980 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

21.31% SEE ITEM 5.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

PN

CUSIP No.	031652100

1.	NAMES OF REPORTING PERSONS. James J. Kim 2009 Qualified Annuity Trust dated 12/29/09

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7.	SOLE VOTING POWER.

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		1,930,555 shares

EACH	9.	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER.

1,930,555 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,930,555 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.05%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 4 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, Amendment No. 2 filed with the Commission on March 19, 2009 and Amendment No. 3 filed with the Commission on April 16, 2009 by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 1900 South Price Road, Chandler, Arizona 85286.
     This Amendment is being filed to report (i) the mandatory distribution of 1,930,555 shares of Common Stock held by the James J. Kim 2008 Qualified Annuity Trust dated 11/14/08 (the “2008 GRAT”) to James J. Kim on December 29, 2009 in accordance with the terms of its trust agreement, (iii) the immediate transfer of all of such Common Stock described in (i) by James J. Kim to the James J. Kim 2009 Qualified Annuity Trust dated 12/29/09 (the “2009 GRAT”), and (iii) open-market purchases of shares of Common Stock by The James and Agnes Kim Foundation, Inc. (“Foundation”) previously reported on Forms 4 filed with the Commission on June 8 and 10, 2009, all as more fully described in Item 6.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):
i.	James J. Kim

ii.	Agnes C. Kim

iii.	John T. Kim

iv.	David D. Kim, as Trustee

v.	John T. Kim, as Trustee

vi.	Susan Y. Kim, as Trustee

vii.	David D. Kim Trust of 12/31/87

viii.	John T. Kim Trust of 12/31/87

ix.	Susan Y. Kim Trust of 12/31/87

x.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xi.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xii.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xiii.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xiv.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xv.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xvi.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xvii.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

xviii.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xix.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xx.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxi.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxiv.	James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

xxv.	The James and Agnes Kim Foundation, Inc.

xxvi.	915 Investments, LP, for which James J. Kim is the sole general partner

xxvii.	James J. Kim 2009 Qualified Annuity Trust dated 12/29/09
     (b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), and for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) is 1900 South Price Road, Chandler, AZ 85286. The principal business address for the Foundation is 1345 Enterprise Drive, West Chester, Pennsylvania. The principal business address for 915 Investments, LP, a Pennsylvania limited partnership (the “Partnership”) is 915 Mount Pleasant Road, Bryn Mawr, Pennsylvania 19010.
     (c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors which are invested and a portion of the investments is distributed to charitable organizations. The principal business of the Partnership is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other financial instruments.
     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is amended to include the following information:
     The in-kind distribution of shares of Common Stock from the 2008 GRAT to James J. Kim was mandated pursuant to the terms of the trust and the trust received no consideration therefor. James J. Kim reserved certain annuity payments in connection with his transfer of such Common Stock to the 2009 GRAT but received no consideration for the transfer.
     The purchases of shares of Common Stock by the Foundation were made with available investment funds.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is amended and restated as follows:
     The Reporting Persons will hold the shares of Common Stock for investment purposes only.
     The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in the preceding paragraph of this Item 4 of this Schedule 13D/A (although they reserve the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated as follows:
     (a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 138,256,071 or 56.00% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Group includes 760,834 shares which may be acquired pursuant to options that are exercisable within 60 days of January 12, 2010, 13,351,132 shares that are issuable upon the conversion of notes that are convertible at any time prior to their December 1, 2013 maturity date and 49,594,980 shares that are issuable upon the conversion of a note that is convertible at any time prior to its April 15, 2014 maturity date. The ownership percentages were calculated based on 183,170,862 outstanding shares of Common Stock of Amkor as of December 31, 2009, increased, as appropriate, to include the shares beneficially owned by such Reporting Person that may be acquired pursuant to options exercisable within 60 days of January 12, 2010 and/or shares that are issuable upon conversion of notes.
     (b) For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.
     For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.
     For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.

     For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to vote or to direct the vote is incorporated herein by reference.
(c)	See Items 1, 3, 4 and 6.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended and restated as follows:
     Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, the Kim Trusts established for the benefit of James J. Kim’s children and grandchildren, the Foundation and the Partnership, who each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. James J. Kim, as general partner of the Partnership, has voting and investment power with respect to the Partnership. All of the directors and officers of the Foundation are members of the Kim Family. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the Kim Family, the Kim Trusts and the Partnership.
     James J. Kim, the Foundation, Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94, Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92, Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01, Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01, Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03 and Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05 (collectively, the “2005 Investors”) entered into a voting agreement dated as of November 18, 2005 (the “2005 Voting Agreement”). Pursuant to the 2005 Voting Agreement, the 2005 Investors agreed to vote all shares of Amkor Common Stock issued upon conversion of the 6 1/4% convertible subordinated notes (the “2005 Notes” and upon conversion to Amkor Common Stock, the “2005 Converted Shares”) in accordance with the 2005 Voting Agreement. The 2005 Investors agree to vote all 2005 Converted Shares in a “neutral manner” on all matters submitted to Amkor stockholders for a vote, such that the shares subject to the 2005 Voting Agreement are required to be voted in the same proportion as all of the other outstanding securities (excluding securities beneficially owned, directly or indirectly, by the 2005 Investors) that are actually voted on a proposal submitted to Amkor’s stockholders for approval. The 2005 Investors are not required to vote in a “neutral manner” any 2005 Converted Shares that, when aggregated with all other voting shares held by the 2005 Investors, represent 41.6% or less of the total then-outstanding voting shares of Amkor Common Stock. The 2005 Voting Agreement shall terminate upon the earliest of (i) December 1, 2013, (ii) such time as no principal amount of 2005 Notes or any 2005 Converted Shares remains outstanding, (iii) a change of control transaction (as defined in the 2005 Voting Agreement) of Amkor, or (iv) the mutual agreement of the 2005 Investors and Amkor. A copy of the 2005 Voting Agreement is attached as Exhibit 10.1 to Amendment No. 3 of this Statement and incorporated herein by reference.
     The James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants, the James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants, the James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants, the James J. Kim 2008 Trust FBO Descendants of John T. Kim and the James J. Kim 2008 Trust FBO Descendants of David D. Kim are collectively referred to as the “2008 Trusts”. On February 11, 2008, the 2008 Trusts acquired an aggregate of 8,180,400 shares of Common Stock from Agnes C. Kim in a private transaction and financed such purchase by issuing promissory notes maturing on February 10, 2011, which on December 31, 2008 were replaced with promissory notes maturing on December 31, 2016 (the “2008 Notes”). In connection with the 2008 Notes, the 8,180,400 shares held by the 2008 Trusts have been pledged to Agnes C. Kim as collateral for the 2008 Notes. If an event of default with respect to any of the 2008 Notes occurs, which may include failure to make note payments when due, default in a payment of other borrowed money, distribution of a substantial part of a trust’s property or judgments exceeding $25,000 being entered against a trust, Agnes C. Kim may declare any of the 2008 Notes in default and acquire voting and investment power with respect to the shares pledged as collateral.
     In connection with the issuance of the $150 million of a 6.00% convertible senior subordinated note due April 15, 2014 (the “2009 Note”), James J. Kim and the Partnership (collectively, the “2009 Investors”) and Amkor entered into a voting agreement dated as of March 26, 2009 (the “2009 Voting Agreement”). Pursuant to the 2009 Voting Agreement, the 2009 Investors agreed to vote all shares of Amkor Common Stock issued upon conversion of the 2009 Note (the “2009 Converted Shares”) in accordance with the 2009 Voting Agreement. The 2009 Investors agree to vote all 2009 Converted Shares in a “neutral manner” on all matters submitted to Amkor stockholders for a vote, such that the shares subject to the 2009 Voting Agreement are required to be voted in the same proportion as all of the other outstanding securities (excluding securities beneficially owned, directly or indirectly, by the 2009 Investors) that are actually voted on a proposal submitted to Amkor’s stockholders for approval. The 2009 Investors are not required to vote in a “neutral manner” any 2009 Converted Shares that, when aggregated with all other voting shares held by the 2009 Investors, represent 41.6% or less of the total then-outstanding voting shares of Amkor Common Stock. The 2009 Voting Agreement shall terminate upon the earliest of (i) such time as no principal amount of the 2009 Note remains outstanding and the 2009 Investors or their affiliates no longer beneficially own any of the 2009 Converted Shares, (ii) consummation of a change of control (as defined in the 2009 Voting Agreement) of Amkor, or (iii) the mutual agreement of the 2009 Investors and Amkor. A copy of the 2009 Voting Agreement is attached as Exhibit 10.2 to Amendment No. 3 of this Statement and incorporated herein by reference.
     In addition, the 2009 Investors, Deutsche Bank Securities Inc. (“Deutsche Bank”) and Citigroup Global Markets Inc. (“Citigroup”) entered into a commitment letter on March 25, 2009 (the “Commitment Letter”) pursuant to which the 2009 Investors agreed to purchase in the aggregate a minimum of $150 million and up to a maximum of $200 million of promissory notes in the April 1, 2009 offering. Pursuant to the Commitment Letter, the 2009 Investors entered into a lock-up agreement with Deutsche Bank and Citigroup for a lock-up period of ninety days after April 1, 2009 in which the 2009 Investors agree not to, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or enter into any transaction which is designed to or might reasonably be expected to result in the disposition by the 2009 Investors or any their affiliates or any person in privity with the 2009 Investors of any shares of capital stock of Amkor or any securities convertible into or exercisable or exchangeable for such capital stock with certain limited exceptions, including the exercise of options, transactions pursuant to Rule 10b5-1 or in certain circumstances when the transferee agrees to be bound by these restrictions. A copy of the Commitment Letter, including the form of lock-up agreement executed on March 25, 2009 by the 2009 Investors, Deutsche Bank and Citigroup, is attached as Exhibit 10.3 to Amendment No. 3 of this Statement and incorporated herein by reference.
     Amkor and the 2009 Investors also entered into a letter agreement dated March 26, 2009 (the “Letter Agreement”) pursuant to which, among other things, Amkor agreed to use reasonable efforts to register the resale of the 2009 Note (and any shares of Common Stock issued upon the conversion thereof) on a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), upon the request of the 2009 Investors at any time after April 1, 2010. Amkor agreed to reimburse James J. Kim for the reasonable legal fees and expenses incurred by Mr. Kim in connection with the negotiation and purchase of the 2009 Note by the Partnership. A copy of the Letter Agreement is attached as Exhibit 10.4 to Amendment No. 3 of this Statement and incorporated herein by reference.
     Finally, Amkor executed the 2009 Note in favor of the Partnership, which matures on April 15, 2014. The 2009 Note accrues interest at a rate of 6.00% per year, which is subject to increase in certain circumstances, and is payable semi-annually in arrears on April 15 and October 15 of each year commencing October 15, 2009. The 2009 Note may be converted at any time by the 2009 Investors into shares of Common Stock at an initial conversion rate of 330.6332 shares of Common Stock per $1,000 principal amount of 2009 Note, subject to certain adjustments, which represent a conversion price of approximately $3.02 per share of Common Stock. Upon the occurrence of a designated event, which includes a change of control or termination of trading, the 2009 Investors may require Amkor to repurchase the 2009 Note at a price equal to 100% of the principal amount plus accrued and unpaid interest up to but excluding the repurchase date. The 2009 Note contains certain events of default that could, subject to certain conditions, cause the unpaid principal amount plus accrued and unpaid interest on the 2009 Note to be due and payable, which include default in the payment of principal or installment interest, default in the delivery when due of any Common Stock deliverable upon conversion, breach of covenants, failure to provide timely notice of any designated event, failure of Amkor or any of its material subsidiaries to make timely payment of debt in excess of $20 million and certain events of bankruptcy or insolvency of Amkor or any of its material subsidiaries. The shares issuable upon conversion of the 2009 Note have not been registered under the Securities Act. All of the notes issued in connection with the April 1, 2009 note offering, including the 2009 Note, are subordinated to the 2005 Notes. A copy of the form of 2009 Note is attached as Exhibit 10.5 to Amendment No. 3 of this Statement and incorporated herein by reference.
     The trust agreements for certain of the Kim Trusts authorize the trustees of such trusts to vote the shares of Common Stock of the Issuer held by them, in their discretion, in concert with members of the Kim Family. The Partnership grants James J. Kim, its general partner, sole voting and investment power with respect to all of the securities held by the Partnership. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. Each of the David D. Kim Trust of 12/31/87, the John T. Kim Trust of 12/31/87 and the Susan Y. Kim Trust of 12/31/87 has as their sole trustee David D. Kim, John T. Kim and Susan Y. Kim, respectively. Susan Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and is the co-trustee of each of his children’s trusts along with Susan Y. Kim. David D. Kim is co-trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08, along with John T. Kim and Susan Y. Kim, and the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05, along with John T. Kim. James J. Kim and Susan Y. Kim are co-trustees of the 2008 GRAT and 2009 GRAT.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit
Number	Exhibit Name
99.1	Fourth Amended and Restated Agreement regarding joint filing

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2010

/s/ James J. Kim

James J. Kim

/s/ Agnes C. Kim

Agnes C. Kim

/s/ John T. Kim

John T. Kim

/s/ David D. Kim

David D. Kim, as Trustee

/s/ John T. Kim

John T. Kim, as Trustee

/s/ Susan Y. Kim

Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By	/s/ Susan Y. Kim

Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim

Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ James J. Kim James J. Kim, as general partner

James J. Kim 2009 Qualified Annuity Trust dated 12/29/09

By:	/s/ Susan Y. Kim

Susan Y. Kim, as Trustee

SCHEDULE I

ITEM 2.	Name of Person Filing James J. Kim
(a)	Present principal occupation or employment: Chairman of Issuer

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing Agnes C. Kim
(a)	Present principal occupation or employment: Homemaker

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing John T. Kim
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing David D. Kim, as Trustee
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing Susan Y. Kim, as Trustee
(a)	Present principal occupation or employment: Homemaker

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing John T. Kim, as Trustee
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
99.1	Fourth Amended and Restated Agreement regarding joint filing